

June 14, 2013

Via E-mail
Mr. James D. Bielenberg
Chief Financial Officer
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448

   Re: Truett-Hurst, Inc.
     Registration Statement on Form S-1
     Response dated June 13, 2013
     File No. 333-187164

Dear Mr. Bielenberg:

  We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 6

1. We note your response to comment 1 in our letter dated June 12, 2013. It appears that you have revised the range for net income (loss) so that the minimum and maximum of that range represent a spread of approximately $260,000. Please provide us with a detailed explanation as to why this is the most reasonable range that can be provided based on the information that you currently know. Please note that your discussion should detail the actual expenses or assumptions surrounding those expenses that may fluctuate to cause the difference between the minimum and maximum of the range.

2. We also note in your response to comment 1 in our letter dated June 12, 2013 that you have included disclosure of income (loss) from continuing operations on a per share basis only. Please revise your disclosure to include the total amount of income (loss) from continuing operations.

Please contact Tiffany Piland at (202) 551-3589 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Anna T. Pinedo, Esq.
        Morrison & Foerster LLP